Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Vasogen Announces Senior Management Changes

    TORONTO, April 11 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a
biotechnology Company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced senior management changes that will improve organizational efficiencies and help deliver additional cost reductions.
    Effective immediately, Christopher Waddick, MBA, CMA, Chief Operating
Officer of Vasogen, will also assume the title of Chief Financial Officer, replacing Paul Van Damme, who has left the Company. Mr. Waddick has been with
Vasogen for the past 10 years and previously served as Vasogen's CFO from 1997 to 2005 prior to being appointed COO in 2005.
    Also effective immediately, Eldon R. Smith, OC, MD, FRCP(C), FAHA, Vice
President, Scientific Affairs, and a member of the Board of Directors of
Vasogen, will assume all responsibilities of the position of Chief Medical
Officer and Head of Cardiovascular Development previously held by Jay Kleiman,
MD, MPA, who has elected to retire. Dr. Smith has been with Vasogen since 1996 and has been responsible for developing and spearheading the Company's cardiovascular programs. He is Professor Emeritus at the University of
Calgary, where he served as the Dean of the Faculty of Medicine. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of
Canada. He is an Officer of the Order of Canada, and in 2006, was appointed chair of the steering committee responsible for developing a new Heart Health
Strategy for Canada.
    "The changes we are announcing today will improve organizational efficiencies as we continue to progress our Celacade technology towards commercialization," commented Terrance H. Gregg, President and CEO of Vasogen.
"We remain focused on our efforts to conclude a partnership to support the initial commercialization of Celacade in Europe, where our CE Mark regulatory approval provides market access. We are also finalizing plans for a meeting with the FDA in order to review the phase III ACCLAIM data and seek their guidance with respect to the next steps in the regulatory pathway for Celacade in the United States. I would like to sincerely thank Jay and Paul for their contributions to Vasogen and wish them success in their future endeavours."

    About Vasogen:
    Vasogen is a biotechnology company engaged in the research and development of therapies that target the damaging inflammation associated with cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM) technology, is designed to trigger the immune response to apoptosis - an important physiological process that regulates inflammation.
Celacade is in late-stage development for the treatment of chronic heart failure. The Company is also developing VP025, an early-stage new drug candidate for the treatment of certain neurodegenerative diseases.

    Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.
    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 08:53e 11-APR-07